UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *: Bunka Chris (Last) (First) (Middle) 5774 Deadpine Drive (Street) Kelowna, British Columbia V1P 1A3 (City) (State) (Zip)		2. Issuer Name and Ticker or Trading Symbol: Secure Enterprise Solutions Inc. (SETP)				6. Relationship of Reporting Person(s) to Issuer: (Check all applicable) _X_ Director _X__10% Owner _X_ Officer (give title ___ Other (specify below) below) Vice President and Director
								3. I.R.S. Identification Number or Reporting Person, if an entity (Voluntary) N/A			4. Statement for Month/Year 09/2002
		5. If Amendment, Date of Original (Mo/Yr) N/A		7. Individual or Joint/Group Reporting (Check Applicable Line) _X_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
		1. Title of Security (Instr.3)	2. Transaction Date (Month/Day/year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7 Nature of Indirect Beneficial Ownership (Instr. 4).
Amount	(A) or (D)				Price
Common Stock	09/09/2002	J	100,000	A	$0.20	3,075,000	Direct	N/A

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8) Code V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number
Right to exercise options for common stock	$0.30	--	--	--		Feb. 01, 2002	Feb. 01, 2005	--	--	$1.00	400,000	Direct	N/A
Units for Common Stock	$1.00	--	--	--		Feb. 01, 2000	Feb. 01, 2005	--	--	$0.05	100,000	Direct	N/A
Exercise of stock options for common stock	$0.20	Sep. 9, 2002	J (1)	--	100,000	Dec. 31, 2001	Dec. 31, 2006	--	--	--	0	Direct	N/A
Right to exercise options for common stock	$0.25	--	--	--	--	Dec. 31, 2002	Dec. 31, 2007	--	--	$0.25	75,000	Direct	N/A
Right to exercise options for common stock	$0.30	--	--	--	--	Dec. 31, 2003	Dec. 31, 2008	--	--	$0.30	50,000	Direct	N/A

Explanation of Responses:

Note (1): On September 9, 2002, Mr. Chris Bunka exercised 100,000 stock options for common shares at $0.20 per common share.

** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations. September 9, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Date

Note: File three copies of this Form, one of which must be manually signed, If space

Provided is insufficient, see Instruction 6 for procedure. /s/ Chris Bunka

** Signature of Reporting Person - Chris Bunka